UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Commission File Number 333-199096

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

11 Old Jewry, 6th Floor

London, EC2R 8DU

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Name Change to International Game Technology PLC

On February 26, 2015, the registrant changed its legal name from “Georgia Worldwide PLC” to “International Game Technology PLC”.  If the previously announced acquisition of International Game Technology by GTECH S.p.A. is not consummated, the registrant expects to change its legal name back to Georgia Worldwide PLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2015	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Alberto Fornaro
Alberto Fornaro
Chief Executive Officer